

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 30, 2007

Via U.S. Mail and Facsimile

Lawyer's Aid Service, Inc.
408 West 17th Street, Ste. 101
Austin, Texas 78701

> **Re:** **Providence Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 16, 2007**
> **File No. 333-139832**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-1 filed January 16, 2007

General

1.   It does not appear that the front cover of the prospectus correctly reflects the nature of this offering. Specifically, the left side of the chart appears to indicate that you will be offering all 19,193,070 shares at a fixed price of $0.72, resulting in a total of $13,819,010.40. On the other hand, your use of Rule 457(c) in the fee table, your statement in the Plan of Distribution that sales could be made on the OTCBB "at prices related to the then current market price", and your statement in the Determination of Offering Price section all appear to indicate that the securities will be offered at the prevailing market price or in negotiated transactions. Please revise the front cover of the prospectus accordingly.

2.   The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the references to each specific risk factor.

3.   Please update your executive compensation disclosure to provide information for the year ended December 31, 2006. See Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997). Please be advised that certain executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently pursuant to Release No. 34-54302A (Sept. 8, 2006).

Selling Security Holders, page 10

4.   Revise the table in accordance with Item 507 of Regulation S-B. The table should include columns identifying the amount of securities of the class owned by selling security holders before the offering, the amount to be offered for the security holders' accounts, the amount and (if one percent or more) the percentage of the class to be owned by the security holders after the offering is complete.

5.   Expand the table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

6.   Identify those selling security holders who are broker-dealers or affiliates of a broker-dealer, if any. If any of the selling security holders is a broker-dealer, please identify the selling security holder as an underwriter unless you can confirm that the selling security holder obtained the securities in compensation for investment banking services. If any of the selling security holders is an affiliate

        of a broker-dealer, identify the selling security holder as an underwriter, unless you can confirm to us that the selling security holder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Undertakings

7.   Please include all required undertakings relevant to your offering. Specifically, please provide the undertakings set forth in Items 512(a)(3) and 512(g)(2) of Regulation S-B.

Exhibit 5

8.   We note that your counsel has stated that "Based upon…my opinion as to Texas corporate law, as legislated within the TBCA and Article 2 thereof…" Please note that you may not limit the legality opinion to only statutory law. Please revise to provide an opinion based on the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations or, alternatively, delete the qualification as to "the TBCA and Article 2 thereof."

9.   We note the statement indicating that the securities being registered are "fully paid, as determined by Providence's Board of Directors…." Moreover, the statement that "the opinion assumes that Providence received full payment of agreed consideration" appears inconsistent with the fact that the consideration has not been paid with respect to the shares of common stock underlying the warrants. Please provide a new opinion that adequately addresses whether (a) the outstanding common stock being registered are legally issued, fully paid and non-assessable, and (b) when issued by Providence in accordance with the terms of the warrants, the common stock underlying the warrants will be validly issued, fully paid and non-assessable.

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Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry